Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders

Nuveen Ohio Quality Income Municipal Fund, Inc.
33-42083
811-6385


An annual meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, at this meeting shareholders were asked to vote on a new Investment
Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new
investment management
agreement
<c> Common and
Preferred shares
voting together as a
class
   For
            5,473,652
   Against
               299,488
   Abstain
               225,954
   Broker Non-Votes
            1,615,961
      Total
            7,615,055



Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950137-07- 012861.